SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER AND ITS AFFILIATES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BANK OF NEW YORK 84,114
BARCLAYS CAPITAL NOMINEES LIMITED 734,210
BARCLAYS CAPITAL NOMINEES LIMITED 570,544
BARCLAYS CAPITAL NOMINEES LIMITED 550,689
Barclays Global Investors Canada 82,259
Barclays Trust Co & Others 1,541
BARCLAYS TRUST CO AS EXEC/ADM C 000000000000000000
1,702
Barclays Trust Co EP856 225
Barclays Trust Co R69 19,393
BNP PARIBAS 187,143
CHASE NOMINEES LTD 581,570
CHASE NOMINEES LTD 21,394,087
CHASE NOMINEES LTD 386,039
CHASE NOMINEES LTD 377,836
CIBC MELLON GLOBAL SECURITIES 145,763
Gerrard Nominees Limited 3,750
Gerrard Nominees Limited 1,600
Gerrard Nominees Limited 7,000
Greig Middleton Nominees Limited (GM1) 82,024
INVESTORS BANK AND TRUST CO. 3,120,516
INVESTORS BANK AND TRUST CO. 34,241
INVESTORS BANK AND TRUST CO. 39,585
INVESTORS BANK AND TRUST CO. 361,599
INVESTORS BANK AND TRUST CO. 266,075
INVESTORS BANK AND TRUST CO. 27,441
INVESTORS BANK AND TRUST CO. 137,323
INVESTORS BANK AND TRUST CO. 3,015,912
INVESTORS BANK AND TRUST CO. 19,148
INVESTORS BANK AND TRUST CO. 4,925
INVESTORS BANK AND TRUST CO. 111,445
INVESTORS BANK AND TRUST CO. 200,202
INVESTORS BANK AND TRUST CO. 1,223,707
INVESTORS BANK AND TRUST CO. 42,065
INVESTORS BANK AND TRUST CO. 7,684
INVESTORS BANK AND TRUST CO. 6,104,839
INVESTORS BANK AND TRUST CO. 750,631
INVESTORS BANK AND TRUST CO. 3,540
INVESTORS BANK AND TRUST CO. 952,869
INVESTORS BANK AND TRUST CO. 7,078,728
INVESTORS BANK AND TRUST CO. 250,083
INVESTORS BANK AND TRUST CO. 35,207
JP MORGAN (BGI CUSTODY) 320,556
JP MORGAN (BGI CUSTODY) 70,601
JP MORGAN (BGI CUSTODY) 658,979
JP MORGAN (BGI CUSTODY) 874,403
JP MORGAN (BGI CUSTODY) 150,618
JP MORGAN (BGI CUSTODY) 292,324
JP MORGAN (BGI CUSTODY) 488,453
JP MORGAN (BGI CUSTODY) 9,800,121
JP MORGAN (BGI CUSTODY) 20,496
JP MORGAN (BGI CUSTODY) 55,227
JPMorgan Chase Bank 783,634
JPMorgan Chase Bank 71,445
JPMorgan Chase Bank 11,846
JPMorgan Chase Bank 4,260
JPMorgan Chase Bank 51,927
JPMorgan Chase Bank 334,250
JPMorgan Chase Bank 29,479
JPMorgan Chase Bank 692,655
JPMorgan Chase Bank 39,007
JPMorgan Chase Bank 33,562
JPMorgan Chase Bank 11,472
JPMorgan Chase Bank 3,988
JPMorgan Chase Bank 60,748
JPMorgan Chase Bank 25,199
JPMorgan Chase Bank 9,162
JPMorgan Chase Bank 160,223
JPMorgan Chase Bank 123,644
JPMorgan Chase Bank 646,559
JPMorgan Chase Bank 171,062
JPMorgan Chase Bank 127,537
JPMORGAN CHASE BANK 106,439
JPMORGAN CHASE BANK 1,156,633
JPMORGAN CHASE BANK 38,558
Master Trust Bank 40,143
Mellon Trust — US CUSTODIAN / 82,732
Mellon Trust — US CUSTODIAN / 327,803
MELLON TRUST OF NEW ENGLAND 334,163
Mitsubishi Trust International 27,045
Mitsui Asset 19,762
NORTHERN TRUST BANK — BGI SEPA 104,889
NORTHERN TRUST BANK — BGI SEPA 509,525
NORTHERN TRUST BANK — BGI SEPA 410,314
R C Greig Nominees Limited 540,762
R C Greig Nominees Limited a/c AK1 111,184
R C Greig Nominees Limited a/c BL1 31,955
R C Greig Nominees Limited a/c CM1 11,725
R C Greig Nominees Limited GP1 138,135
R C Greig Nominees Limited SA1 48,267
Reflex Nominees Limited 1,524
Reflex Nominees Limited 3,301
STATE STREET BANK & TRUST — WI 343,742
STATE STREET BOSTON 608,665
STATE STREET TRUST OF CANADA — 331,943
Sumitomo TB 9,736
The Northern Trust Company — U 237,089
Trust & Custody Services Bank 1,288
Trust & Custody Services Bank 11,154

5. Number of shares / amount of stock acquired

NOT DISCLOSED

6. Percentage of issued class

NOT DISCLOSED

7. Number of shares / amount of stock disposed

NOT DISCLOSED

8. Percentage of issued class

NOT DISCLOSED

9. Class of security

ORDINARY SHARES OF £1

10. Date of transaction

NOT DISCLOSED

11. Date company informed

19 JUNE 2006

12. Total holding following this notification

70,711,167 ORDINARY SHARES OF £1

13. Total percentage holding of issued class following this notification

5.93%

14. Any additional information

N/A

 15. Name of contact and telephone number for queries

EMMA PLATTS, 020 7009 5258

16. Name and signature of authorised company official responsible for making this notification

EMMA PLATTS, COMPANY SECRETARIAT MANAGER

 Date of notification

20 JUNE 2006

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